November 12, 2013

Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	zulily, inc.
Registration Statement on Form S-1
Filed on October 8, 2013
Registration File No. 333-191617

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several underwriters, hereby join in the request of zulily, inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Time on November 14, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated November 1, 2013:

(i)	Dates of Distribution: November 1, 2013 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 4,093

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 215

Securities and Exchange Commission

November 12, 2013

We, the undersigned, as representative of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,
Goldman, Sachs & Co.

Acting severally on behalf of itself and the several underwriters

By:	Goldman, Sachs & Co.

By:	/s/ David Ludwig
Name: David Ludwig
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]